# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001827387

## Reporting persons
- Tyler Brous: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 34,740; shared voting power 30,528,914; sole dispositive power 34,740; shared dispositive power 30,528,914; aggregate amount beneficially owned 30,563,654 (14.1% of the class)
  Comment: Mr. Brous is the manager of LCP Quantum Management, LLC ("Management I") and LCP Quantum Management III, LLC ("Management III"). Management I is the Manager of LCP Quantum Partners, LLC ("LCP Partners I") and of LCP Quantum Partners II, LLC ("LCP Partners II"). Management III is the manager of LCP Quantum Partners III, LLC ("LCP Partners III"), LCP Quantum Partners IV, LLC ("LCP Partners IV"), LCP Quantum Partners V, LLC ("LCP Partners V") and LCP Quantum Partners VI, LLC ("LCP Partners VI"). The reporting persons are filing this statement jointly, but not as members of a group, and they expressly disclaim membership in a group. Mr. Brous holds options exercisable for 34,740 shares of the Issuer's Common Stock. Each reporting person disclaims beneficial ownership of the Issuer's Common Stock, except to the extent of that person's pecuniary interest therein.
- LCP Quantum Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,363,414; sole dispositive power 0; shared dispositive power 14,363,414; aggregate amount beneficially owned 14,363,414 (6.6% of the class)
- LCP Quantum Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 397,848; sole dispositive power 0; shared dispositive power 397,848; aggregate amount beneficially owned 3,097,848 (1.4% of the class)
- LCP Quantum Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,796,419; sole dispositive power 0; shared dispositive power 7,796,419; aggregate amount beneficially owned 7,796,419 (3.6% of the class)
- LCP Quantum Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,814,502; sole dispositive power 0; shared dispositive power 1,814,502; aggregate amount beneficially owned 1,814,502 (0.8% of the class)
- LCP Quantum Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,816,731; sole dispositive power 0; shared dispositive power 2,816,731; aggregate amount beneficially owned 2,816,731 (1.3% of the class)
- LCP Quantum Partners VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 640,000; sole dispositive power 0; shared dispositive power 640,000; aggregate amount beneficially owned 640,000 (0.3% of the class)
- LCP Quantum Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,461,262; sole dispositive power 0; shared dispositive power 17,461,262; aggregate amount beneficially owned 17,461,262 (8% of the class)
- LCP Quantum Management III, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,067,652; sole dispositive power 0; shared dispositive power 13,067,652; aggregate amount beneficially owned 13,067,652 (6% of the class)

## Item 1. Issuer
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, CO

## Item 2. Person Filing
Name of person filing: Tyler Brous
Address of principal business office or, if none, residence: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 30,563,654
Percent of class: 14.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 30,563,614
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 30,563,614

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tyler Brous: Tyler Brous, Tyler Brous (02/26/2026)
- LCP Quantum Partners, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Partners II, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Partners III, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Partners IV, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Partners V, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Partners VI, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Management, LLC: Tyler Brous, Manager (02/26/2026)
- LCP Quantum Management III, LLC: Tyler Brous, Manager (02/26/2026)